NEWS RELEASE
July 16, 2010	Release 10-2010

WESTERN COPPER REPORTS ON ISLAND COPPER’S JV AGREEMENT

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) reports that Kobex Minerals Inc. has terminated its option agreement on the Island Copper property.

Western Copper received 15 days advance written notice on June 30, 2010. As per the terms of the agreement, Kobex Minerals Inc. has terminated its rights to earn in to the project effective today.

The Island Copper porphyry copper-molybdenum-gold property consists of 216 mineral claims (approximately 42,669 hectares) and is comprised of the Hushamu, Red Dog and NW Expo deposits. It is located on northern Vancouver Island, B.C. in an established mining area, approximately 25 kilometers southwest of Port Hardy, near the formerly producing Island Copper Mine of BHP Billiton.

The Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2 million ounces of gold and 1.4 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.6 million ounces of gold. The deposit also contains unclassified molybdenum and rhenium mineralization.

The Red Dog and NW Expo deposits have significant additional exploration potential.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chiara Orrigoni, Manager Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com